SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

17 July 2015

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

17 July 2015
LLOYDS BANKING GROUP ESTABLISHES RESPONSIBLE BUSINESS COMMITTEE

Lloyds Banking Group plc (the "Group") announces that it has established a Responsible Business Committee of the Board.

Sara Weller CBE, has been appointed as the Chairman of the Responsible Business Committee and other members will be Lord Blackwell, the Group Chairman, and Anita Frew, Deputy Chairman. The Committee's terms of reference are available at www.lloydsbankinggroup.com/our-group/corporate-governance.

The creation of a board-level Responsible Business Committee underlines the Group's commitment to being a responsible business. The new committee will oversee the measurement and communication of the Group's customer-centric culture and values. The Committee will also oversee the development of the Helping Britain Prosper Plan.

Sara Weller, Chairman of the Responsible Business Committee said: "We established the Helping Britain Prosper Plan to highlight the importance of our increasing support for households, businesses and communities across the UK. The creation of the new board-level Responsible Business Committee is a further demonstration of our commitment to put customers and communities at the heart of everything we do. The Board remains focused on ensuring that the Group makes the right decisions for the right reasons. As Chairman of this Committee, I am delighted to be playing a clear role in supporting and overseeing the development of the Group's responsible business strategy."

For further information:

Investor Relations
Douglas Radcliffe +44 (0) 20 7356 1571
Investor Relations Director
Email: douglas.radcliffe@finance.lloydsbanking.com

Corporate Affairs
Matt Smith +44 (0) 20 7356 3522
Head of Corporate Media
Email: matt.smith@lloydsbanking.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Douglas Radcliffe
                                           Name: Douglas Radcliffe
                                     Title: Interim Investor Relations Director

Date: 17 July 2015